November 20, 2007

Mr. Dennis Grinsteiner
Chief Financial Officer
First State Financial Corporation
22 S. Links Avenue
Sarasota, Florida 34236

Re:

Form 10-K for the fiscal year ended December 31, 2006
File No. 0-50992

Dear Mr. Grinsteiner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Reviewing Accountant